August 15, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal

Nuveen Investment Trust II

Registration on Form N-1A

Post-Effective Amendment No. 32

(Registration Statement File No. 333-33607)

Ladies and Gentlemen:

On behalf of the Nuveen Symphony Optimized Alpha Fund (the “Fund”), a series of Nuveen Investment Trust II (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on August 14, 2007. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

NUVEEN INVESTMENT TRUST II

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary